EX 99.28(d)(25)(iv)

Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and DoubleLine Capital LP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and DoubleLine Capital LP, a Delaware limited partnership and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2015, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph p) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

p)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. Notwithstanding the foregoing, the limitations of liability set forth in this sub-section p) shall not apply to any indemnification obligations hereunder.

The following shall be inserted as sub-paragraph d) in Section 3. "Management." under the heading entitled: "The Adviser and Sub-Adviser each further agree that:"

d)
The Sub-Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided and/or fees charged by the Sub-Adviser under the Agreement (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. The Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided and/or fees charged by the Adviser (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Sub-Adviser) and (ii) the Adviser's or Fund's general business operations that require the involvement or participation of the Sub-Adviser. A party's aggregate liability to the other for all fees and costs under this section shall not exceed the aggregate fees paid by Adviser to Sub-Adviser during the prior 12 months. Notwithstanding the foregoing, the limitations of liability set forth in this sub-section d) shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		DoubleLine Capital LP

By:	/s/ Mark D. Nerud	By:	/s/ Ronald Redell
Name:	Mark D. Nerud	Name:	Ronald Redell
Title:	President and CEO	Title:	President